

15005023



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



No Act
1/21/15

January 21, 2015



Michael J. Solecki
Jones Day
mjsolecki@jonesday.com

Re: The Sherwin-Williams Company

Dear Mr. Solecki:

This is in regard to your letter dated January 21, 2015 concerning the shareholder proposal submitted by CHE Trinity Health, Everence Financial, on behalf of the Praxis Growth Index Fund, and Friends Fiduciary Corporation for inclusion in Sherwin-Williams' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Sherwin-Williams therefore withdraws its December 11, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

**JONES DAY**

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

January 21, 2015

**VIA E-MAIL**
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Sherwin-Williams Company – Omission of Shareholder Proposal – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in connection with our request on December 11, 2014 (the "***Initial Request***"), attached hereto as Exhibit A, on behalf of The Sherwin-Williams Company, an Ohio corporation (the "***Company***"), that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and the statement in support thereof (the "***Proposal***") submitted by CHE Trinity Health and its co-filers, Everance Financial, on behalf of Praxis Growth Index Fund, and Friends Fiduciary Corporation (collectively, the "***Proponent***"), and discussed in the Initial Request may be properly excluded from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 Annual Meeting of the Shareholders.

We are hereby notifying the Staff that the Proponent has withdrawn the Proposal as indicated in the correspondence attached hereto as Exhibit B. Accordingly, on behalf of the Company, we hereby withdraw the Company's request for a no-action letter from the Staff concurring with the Company's view that the Proposal may be excluded from the Proxy Materials.

A copy of this letter is being provided to the Proponent. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachments

**EXHIBIT A**

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

DIRECT NUMBER: (216) 586-7103
MJSOLECKI@JONESDAY.COM

December 11, 2014

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Sherwin-Williams Company – Omission of Shareholder Proposal – Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") will not recommend enforcement action if the Company excludes from its proxy materials (the "2015 Proxy Materials") for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by CHE Trinity Health and its co-filers, Everance Financial, on behalf of Praxis Growth Index Fund, and Friends Fiduciary Corporation (collectively, the "Proponent").

Sherwin-Williams intends to file the 2015 Proxy Materials at least 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) and Rule 14a-8(j), the Company has submitted this letter via electronic submission with the Commission and concurrently sent a copy of this correspondence to the Proponent. Accordingly, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter and its exhibits is being sent to the Proponent via email to notify the Proponent of Sherwin-Williams' intention to exclude the Proposal from its 2015 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Catherine M. Kilbane, Senior Vice President, General Counsel and Secretary, The Sherwin-Williams Company, at Cathy.Kilbane@sherwin.com, on behalf of Sherwin-Williams, pursuant to Rule 14a-8(k).

## *I. Summary of the Proposal*

The Proposal states, in relevant part:

"Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data."

The supporting statement included in the Proposal states as follows:

"Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory."

And the Proponent argued in its supporting statement that the requested action is justified because:

"Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

> Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;
>
> Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;
>
> Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;
>
> Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;
>
> Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and
>
> Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products."

A copy of the Proposal and related correspondence between the Company and the Proponent is attached to this letter as Exhibit A.

## *II. Bases for Exclusion of the Proposal*

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; or
- Rule 14a-8(i)(3) because the Proposal contains statements that are misleading, irrelevant and inherently vague and indefinite in violation of Rule 14a-9.

***III. Analysis***

**A. The Proposal should be excluded under Rule 14a-8(i)(7).**

**i. The Proposal should be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal relates to the Company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal should be omitted from the Company's 2015 Proxy Materials because the Proposal relates to the "ordinary business operations" of the Company – i.e., the types of products the Company will market and sell. The Staff has consistently found that a proposal relates to a company's "ordinary business operations" where the proposal relates to particular products that a company offers. *See, e.g., Fifth Third Bancorp* (January 28, 2013) ("Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Comcast Corporation* (Feb. 15, 2011) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the products offered for sale by Comcast); *Lowe's Companies, Inc.* (March 18, 2010) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the manner in which Lowe's sold particular products); *The Home Depot, Inc.* (January 25, 2008) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to product selection). The Proponent states in the Proposal that the concern is "eliminating the use of lead in [the Company's] paint and coatings" and the Proposal itself mandates that the Company report on "options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by *eliminating the use of lead in paint and coatings* by a specified date," (emphasis added). If the Proposal is adopted, it would directly shape what products the Company sells.[1]

Simply stated, the Proposal seeks to "micro-manage" the products that the Company sells. The Company earns revenue by, among other things, providing high-quality paints, coatings and related products that meet the needs and desires of a diverse group of professional, industrial, commercial and retail customers. The Company utilizes a robust and detailed product development process to provide solutions for its customers. The Company employs hundreds of scientists, chemists, product formulators and developers, industrial hygienists, toxicologists and product safety professionals around the world to ensure that its products and procedures are safe and comply with all applicable laws. In addition to product safety, the Company selects what products to market and sell based on, among other things, feedback, insights and demands from customers that vary by market segment, type of customer and geographic region, additional market research, innovations from raw material suppliers and product testing – information that shareholders do not have similar access to. To allow shareholders to dictate what products the Company sells would infringe on the Company's day-to-day operations and circumvent the knowledge of the Company, enabling shareholders to micro-manage the Company's product selection on an uninformed basis. The Company recognizes that some of its shareholders will disagree with the composition of its products, but these decisions are management's to make, and management makes these decisions after substantial testing by its scientific staff. The Company is a large retailer that sells and distributes a variety of its branded products through a chain of more than 4,100 stores and facilities in more than 115 countries around the world. The

---

[1] The recent decision by the U.S. District Court for the District of Delaware in *Trinity Wall Street v. Wal-Mart Stores*, No. 14-405-LPS (D. Del. Nov. 26, 2014), does not change the analysis. In *Trinity Wall Street*, the court held that a shareholder proposal requesting that the charter of each of Wal-Mart's Compensation Committee and Nominating and Governance Committee be amended to add an obligation of each committee to "provide[e] oversight concerning the formulation and implementation of . . . policies and standards that determine whether or not the Company should sell a product" could not be excluded under Rule 14a-8(i)(7) because "[a]t its core, Trinity's Proposal [only] seeks to have Wal-Mart's Board oversee the development and effectuation of a Wal-Mart policy . . . [and] the Proposal does not itself [shape what products are sold by Wal-Mart]." *Id.* at 10. In fact, the court went on to distinguish the proposal at hand from those discussed in the SEC no-action letters upon which Sherwin-Williams herein relies:

> Trinity has carefully drafted its proposal. It does not dictate what products should be sold or how the policies regarding certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, '[t]he Proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the Proposal is reserved to management' . . . [f]or this reason, the no-action letters cited by Wal-Mart are distinguishable . . . *See Wal-Mart Stores, Inc.* (Feb. 27, 2008); *Home Depot, Inc.* (Jan. 25, 2008); *Family Dollar Stores, Inc.* (Nov. 6, 2007). Each of those proposals requested policies or information — such as information on the companies' efforts to minimize exposure to toxic substances . . . which directly impacted the ordinary business operations of the companies involved far more than Trinity's Proposal would directly impact Wal-Mart's.

*Id.* at 11-12.

evaluation and decisions related to product selection at each location is multi-faceted and is based on a range of factors that are outside the knowledge and expertise of the Company's shareholders. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations. Giving shareholders the right to dictate product selection would constitute micro-management of the Company's business. *See The Home Depot, Inc.* (January 25, 2008). The 1998 Release also provided that micro-management may occur where a proposal "seeks specific time-frames . . . for implementing complex policies." Here, the Proposal specifically requests that the report discuss "options for policies and practices . . . [for] eliminating the use of lead in paint and coatings *by a specified date*." (emphasis added). *Compare to AT&T Inc.* (February 7, 2013) (concurring that no micro-management existed where no request for action by a specified date was included in the proposal).

**ii. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business.**

In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on risk relating to specific aspects of their businesses, as is the case with the Proposal, the SEC, consistent with Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), has provided that exclusion will be appropriate where "the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." As established above, what products the Company decides to market or sell is a matter of ordinary business to the Company and, therefore, the Proposal is excludable under Rule 14a-8(i)(7). The Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., Dominion Resources, Inc.* (February 19, 2014); *Sprint Nextel Corporation* (March 16, 2010); *The Home Depot, Inc.* (January 25, 2008); *Family Dollar Stores, Inc.* (November 9, 2007), *compare to AT&T Inc.* (February 7, 2013) (determining that the proposal requesting a report on the options and policies AT&T could adopt to reduce the occupational and community health hazards from manufacturing and recycling batteries in its supply chain was not excludable where AT&T is not in the business of manufacturing and recycling batteries); *Spectra Energy Corp.* (February 21, 2013) (not in the business of measuring, mitigating and disclosing methane emissions); *Ultra Petroleum Corp.* (March 26, 2010) (proposal focused on the environmental impact of the company's operations, not its products or services).

**iii. The Proposal does not fit within the Staff's significant policy issue exception.**

In SLB 14E, the Staff noted that even if the subject matter of a requested report is within a company's ordinary business operations, it will not permit the exclusion of a proposal seeking a report on such matter if the "subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote [and] as long as a sufficient nexus exists between the nature of the proposal and the company." The SEC has stated that "a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote" where the subject matter "has emerged as a consistent topic of widespread public debate," – i.e., it has "sustained public debate over the last several years." *See FedEx Corporation* (July 11, 2014) (citing *Comcast Corporation* (Feb. 15, 2011) ("We further note that although . . . the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of Rule 14a-8(i)(7)").

Here, while the Proponent cites statistics relating to the public's exposure to lead, it is clear from the face of the Proposal that the risks the Proponent is primarily concerned about are the "reputational and legal risks" to the Company and that establishing a policy and eliminating the use of all lead compounds in the Company's products is "in [the Company's] best interests" (as compared to the public's). The Proponent notes two legal matters in which the Company has been involved relating to lead exposure, clearly emphasizing that the Proponent's focus is on the risk of litigation and the effect such litigation could have on the Company's market value. The process of assessing the Company's reputational and legal risks from its products clearly falls within the Company's ordinary business operations and is not a significant public policy matter.

Even if the Staff were to find that the primary purpose of the Proposal is to help remedy the harm to the public of exposure to lead found in paint and coatings, lead exposure from paint and coatings is not a "subject matter [that] transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote" because it has "emerged as a consistent topic of widespread public debate." The Proponent cites several general statistics regarding lead exposure in the Proposal, e.g., "lead accounts for 674,000 deaths each year" and "lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity," but makes no attempt to provide statistics that are specific to lead in paints and coatings, including how any such specific statistics might compare to the overall general statistics provided. *See AT&T Inc.* (February 7, 2013) (noting that lead battery production accounts for over 80 percent of global lead consumption). In addition, in the Proposal, the Proponent itself concedes that government regulations and market factors have largely ended the debate in the United States as to whether paints and coatings, if any, should be permitted to contain lead. The Proposal states "lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings." The Proponent cannot successfully argue that there is an existing widespread debate about an issue while at the same time acknowledging that measures have been implemented that essentially ended the debate. *Compare to AT&T Inc.* (February 7, 2013) (proposal merely noted that new regulations in the United States prompted companies to reduce emissions from lead battery recycling, not that the issue had been resolved either in the United States or abroad). And, moreover, the Company stringently follows all laws and regulations applicable to the lead content in its paint and coatings and has not been subject to any final order or decree determining that the Company violated any law or regulation with respect to lead content in its paint or coatings that was in effect at the time the subject paint or coatings were sold.

For these reasons, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(7).

**B. The Proposal should be excluded under Rule 14a-8(i)(3).**

**i. The Proposal should be excluded under Rule 14a-8(i)(3) because substantial portions of the Proposal are materially misleading or irrelevant and because the Proposal is inherently vague and indefinite.**

If the Staff is unable to concur with the Company's view that the Proposal should be excluded from the 2015 Proxy Materials based on Rule 14a-8(i)(7), all or certain portions of Proposal should be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the SEC's proxy rules, including Rule 14a-9, "which prohibits materially false and misleading statements in proxy materials." Rule 14a-9 specifically provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff recognized in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, (i) the company demonstrates objectively that a factual statement is materially misleading; (ii) the resolution in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the proposal requires; or (iii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. The Company believes that the statements identified below fall squarely within the circumstances set out in SLB 14B, and the Staff should provide the no-action relief requested below.

**ii. The Proposal includes specific statements that are objectively and materially misleading.**

The Staff has made it clear that where a proposal "will require detailed and extensive editing in order to bring . . . [it] into compliance with the proxy rules [the Staff] may find it appropriate for companies to exclude the entire proposal." *See* Staff Legal Bulletin No. 14 (July 13, 2001). Since publication of SLB 14B, the Staff has selectively allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007).

As noted above, the Proponent cites several general statistics regarding lead exposure from all sources in the Proposal, e.g., "lead accounts for 674,000 deaths each year" and "lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity." However, lead is ubiquitous in our environment and can be found in our air, soil, dust, water and food from a variety of sources. The Proponent makes no attempt to specifically quantify the impact of lead exposure from paint and coatings as compared to any other sources, such as batteries, gasoline, crystal, pottery, pipes and industrial sources and contaminated sites, including former lead smelters. The Proposal's references to alleged harm from all forms of lead exposure are misleading in that they attempt to influence shareholders in favor of the Proposal based on lead exposure from all sources, whereas, as noted above, the substantial majority of global lead consumption is from sources other than paint and coatings. The Proponent also appears to have selectively chosen certain statistics, while ignoring others, in an attempt to bolster its Proposal.

Additionally, the Proposal's discussion of litigation in which the Company has been involved is materially misleading. The Proposal notes that the Superior Court of California held the Company and other defendants "responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built *before* 1978" (emphasis added). However, the Proposal fails to inform the reader that until 1978, no law or regulation prohibited the use of lead in paint and pigments in homes. The Proposal also focuses only on a California decision that is an aberration in the realm of lead paint public nuisance cases. The Proponent fails to disclose that every other lead pigment public nuisance case has either been rejected by a court or a jury or voluntarily dismissed. These cases were filed in seven other jurisdictions – Ohio, Rhode Island, Missouri, New Jersey, Illinois, New York and Wisconsin – and each case was either rejected or voluntarily dismissed.

The Proposal also mischaracterizes a ruling in Wisconsin to give the impression that there was a negative decision on the merits of the case, noting that "in 2014 the Circuit Court in the State of Wisconsin . . . ruled that cases against Sherwin-Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine." With respect to this statement, the Proponent fails to explain what "go forward" means, potentially leaving a shareholder who does not have the benefit of a legal background in civil procedure who reads the Proposal with the belief that the case has been decided on the merits. Rather, the Seventh Circuit Court of Appeals merely reversed the district court's grant of summary judgment, which had held that the risk contribution theory could not be constitutionally applied against Sherwin-Williams and other manufacturing defendants. Sherwin-Williams still has several defenses on the merits available to it and, on remand, will be asserting those defenses, including that the risk contribution theory is not factually applicable to Sherwin-Williams.

The statements discussed in this Section are not merely "factual assertions that, while not materially false or misleading, may be disputed or countered" nor "factual assertions [that may simply] be interpreted in a manner that is unfavorable to the company." *SLB 14B*. Instead, by omitting critical, material information, the Proponent is attempting to mislead the Company's shareholders into the belief that the Company's paint and coatings are a major contributor to an alleged epidemic of lead exposure and that the Company is aware of this issue and refuses to take steps to remedy it. To the contrary, as mentioned, the Company follows all laws and regulations applicable to its paint and coatings and has not been subject to any final order or decree determining that the Company violated any law or regulation with respect to lead content in its paint or coatings that was in effect at the time the subject paint or coatings were sold.

To the extent that the Staff does not concur that the Proposal may be excluded in its entirety, the Company requests that the Staff concur with the exclusion of the specific statements identified in this Section.

**iii. The Proposal is inherently vague and indefinite.**

The Proposal fails to distinguish between paints and coatings the Company manufactures for sale at its retail locations versus those paints and coatings it manufactures specifically for original equipment manufacturers (OEMs) and other third parties. Because of this uncertainty, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the Proposal requires. For example, neither shareholders nor the Company could determine from the Proposal with any reasonable certainty whether "eliminating the use of lead in paint and coatings" would require the Company to change certain suppliers, terminate supplier relationships, discontinue certain manufacturing relationships with OEMs and other third parties or alter its arrangements with suppliers or customers as to product specifications or, alternatively, just eliminate lead from the paint and coatings the Company manufactures and sells in its retail locations. For these reasons, the Staff should permit the Company to exclude the Proposal as inherently vague and indefinite.

**iv. A substantial portion of the Proposal's supporting statement is irrelevant to the subject matter of the Proposal.**

The Company believes that a significant portion of the supporting statement is comprised of assertions that are irrelevant to the topic of the Proposal. As noted above, certain statistics contained in the Proposal relate to lead exposure regardless of source. The purported focus of the Proposal is, however, specifically lead exposure from paint and coatings. Again, the Proponent makes no attempt to quantify the impact of lead exposure from paint and coatings as compared to other sources. As a result, a reasonable shareholder who reads the Proposal could give the statistics presented undue importance in deciding whether to vote for or against the Proposal. For instance, a reasonable shareholder could vote for the Proposal under the false assumption that removing lead from the Company's paint and coatings would significantly curtail global lead consumption, which is untrue.

The Proponent should not be allowed to misuse the shareholder proposal process by raising misleading and irrelevant matters regarding the Company, thus providing a public forum to raise supposed social grievances that bear no reasonable relation to the subject matter of the Proposal. Moreover, the inclusion of these statements puts the Company in the unfortunate position of either responding to these matters in the Proxy Materials, adding further disclosure that is irrelevant and distracting to shareholders, or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised in the Proposal. Exclusion of the Proposal or, at least the irrelevant portions of the Proposal discussed in this Section, would further investor protection by focusing the disclosure on the most important matters presented in the Proxy Materials rather than burdening investors with lengthy and distracting disclosures.

## IV. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal or, in the alternative, the identified portions of the Proposal from the 2015 Proxy Materials.

*(Remainder of page intentionally left blank.)*

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Catherine M. Kilbane, Senior Vice President, General Counsel and Secretary, The Sherwin-Williams Company, at Cathy.Kilbane@sherwin.com, on behalf of Sherwin-Williams, and to the Proponent and each co-filer at the email addresses identified below.

Very truly yours,



Michael J. Solecki

Attachment

cc: Catherine M. Kilbane / The Sherwin-Williams Company
Stephen J. Perisutti / The Sherwin-Williams Company
Catherine Rowan / rowan@bestweb.net (Proponent)
Chris C. Meyer / chris.meyer@everence.com (Co-filer)
Jeffery W. Perkins / jperkins@friendsfiduciary.org (Co-filer)

**EXHIBIT A**


CATHOLIC HEALTH EAST



20555 VICTOR PARKWAY | LIVONIA, MI 48152 | p 734-343-1000 | trinityhealth.org

Catherine Rowan
Director, Socially Responsible Investments
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
<rowan@bestweb.net>

October 16, 2014

Catherine M. Kilbane, Senior Vice-President, General Counsel & Secretary
The Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane,

CHE Trinity Health, with an investment position of over $2000 worth of shares of common stock in The Sherwin-Williams Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in The Sherwin-Williams Company is enclosed. CHE Trinity Health has held stock in The Sherwin-Williams Company continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are very concerned about the health impacts surrounding the use of lead compounds in paints, as well as the potential legal and regulatory risks Sherwin-Williams may face. In October 2013, I co-signed a letter with Mr. Chris Meyer of Everence Financial, to Sherwin-Williams inquiring about the Company's polices on the use of lead compounds. We did not receive a response to the letter, nor to a follow-up letter I sent in September 2014.

Acting on behalf of CHE Trinity Health, I am authorized to notify you of CHE Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

There may be other Sherwin Williams shareholders filing this same proposal with the Company. I will serve as the primary contact for this proposal, and look forward to discussing this proposal with the Company at your earliest convenience.

Sincerely,



Catherine Rowan
Director, Socially Responsible Investments
CHE Trinity Health

enc.

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.


Northern Trust

October 16, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 16, 2014 Northern Trust as custodian held for the beneficial interest of CHE Trinity Health 2,376 shares of Sherwin-Williams Co.

As of October 16, 2014 CHE Trinity Health has held at least $2,000 worth of Sherwin-Williams Co continuously for over one year. CHE Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer



**Everence Financial**
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

October 20, 2014

Catherine M. Kilbane, Senior Vice-President, General Counsel & Secretary
The Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane,

On behalf of the Praxis Growth Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on lead compounds in paint, for inclusion in Sherwin-Williams' proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is CHE Trinity Health.

The Praxis Growth Index Fund is the beneficial owner of at least $2,000 worth of SHW stock. We have held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership is enclosed.

Everence is the stewardship agency of Mennonite Church USA with $2.5 billion of socially invested assets under management.

If you would like to discuss this proposal, please contact the primary filer, Catherine Rowan, of CHE Trinity Health. She can be reached at 718-822-0820 or rowan@bestweb.net. If you need to contact me, I can be reached at 574-533-9515 ext. 3291 or chris.meyer@everence.com.

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

10-20-14

J.P.Morgan

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **Sherwin-Williams Co. (Asset ID: 824348106)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of $2,000 worth of company shares continuously for one year or more.

**Praxis Growth Index Fund/Account** FISMA & OMB Memorandum M-07-16 **1,830 shares**

Sincerely,



Ethan Stern
Relationship Manager, J.P. Morgan Investor Services

# FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

October 31, 2014

VIA FED EX DELIVERY

Ms. Catherine M. Kilbane
Senior Vice-President, General Counsel & Secretary
Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2015 proxy statement of Sherwin-Williams Company and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, Catholic Health East/Trinity Health (CHE Trinity East) at the 2015 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 320 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $300 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we are concerned about the health impacts of lead compounds in paint and that their continued use could expose the company to potential legal, regulatory and reputational risk.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal is Catherine Rowan, CHE Trinity East (rowan@bestweb.net). The lead filer is authorized to withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 1,100 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,



Jeffery W. Perkins
Executive Director

Enclosures

cc: Catherine Rowan

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.



All of **us** serving you

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

October 31, 2014

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Sherwin-Williams Company** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9340

# EXHIBIT B



Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

January 21, 2015

Robert J. Wells
Senior Vice President, Corporate Communications & Public Policy
101 West Prospect Ave.
Cleveland, OH 44115

Dear Bob:

As a result of our productive dialogue and the actions you outlined in your e-mail of January 20, 2015, we hereby withdraw the proposal, "Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead."

Please keep us posted on the results of your communications with UNEP and WHO regarding the Global Alliance to Eliminate Lead in Paint. We look forward to ongoing dialogue on your efforts and will be in touch to schedule a follow-up dialogue in the summer.

Sincerely,

Catherine Rowan

Chris Meyer, Stewardship Investing Specialist
Everence Financial

Jeff Perkins, Executive Director
Friends Fiduciary Corporation

# SANFORD J. LEWIS, ATTORNEY

January 9, 2015

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Sherwin-Williams Company on Lead in Paint

Ladies and Gentlemen:

CHE Trinity Health together with its co-filers, Everance Financial, on behalf of Praxis Growth Index Fund, and Friends Fiduciary Corporation (collectively, the "Proponents") are the beneficial owners of common stock of Sherwin-Williams Company (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company.

We have been asked by the Proponents to respond to the no action request letter dated December 11, 2014 (the "Company letter") sent to the Securities and Exchange Commission Staff (the "Staff") by Michael J. Solecki of Jones Day on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules. A copy of this letter is being e-mailed concurrently to Michael J. Solecki.

**SUMMARY**

The Proposal states in the resolved clause and supporting statement:

> Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin-Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.
>
> Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

The full text of the Proposal is included as Attachment A.

The Company asserts that the Proposal may be excluded on the basis of Rule 14a-8(i)(7). However, the subject matter of the Proposal focuses on a significant social policy issue (environmental pollution) that transcends ordinary business, the topic has a clear nexus to the Company, and the Proposal does not micromanage; and therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

The core of the Company's ordinary business argument is that the Proposal is directed toward decisions regarding raw materials used in the Company's products, an issue which according to the Company involves complex matters more suited to management's expertise than to shareholders. The Company also argues that the Proposal seeks to micromanage the Company by requesting intricate detail about "intensely specialized core business decisions."

In support of its argument, the Company principally references a series of shareholder proposals regarding toxic substances in products sold by *retailers* in which this was found to be a subject matter of ordinary business. *Walgreen Co.* (Oct. 13, 2006), *Wal-Mart Stores, Inc.* (March 24, 2006), *The Home Depot* (March 4, 2009), *Wal-Mart Stores, Inc.* (March 11, 2008), *Family Dollar Stores, Inc.* (Nov. 6, 2007).

However, proposals directed toward reducing the use of toxic materials in products of *manufacturers* have been repeatedly found by the Staff to NOT represent matters of excludable ordinary business. For instance, *Dow Chemical* (March 7, 2003) sought a phaseout of products and processes leading to emissions of persistent organic pollutants and dioxins. *Union Camp* (February 12, 1996) requested a phaseout in the use of organochlorines in pulp and paper manufacturing processes. *Baxter International* (March 1, 1999) requested a policy to phase out the production of PVC containing or phthalate-containing medical supplies. See also *AT&T* (Feb. 7, 2013) on lead battery disposal and recycling. In each of those proposals, complex questions of materials usage and supply chains were involved, yet in light of the clear environmental threats and controversies, the proposals were not found to be excludable as relating to ordinary business.

Sherwin-Williams is both a manufacturer and retailer. The vast majority of products sold in its retail outlets are produced under the Sherwin-Williams brand name. Both in its capacity as a manufacturer, and in its capacity as a retailer with a high level of expertise on the materials that it is selling, the company is more in the position of manufacturers for whom toxic materials in products were an appropriate focus for shareholders, than of the retailers for whom product content was simply among their millions of purchasing decisions constituting ordinary business.

The use of lead paint is in contravention of longstanding environmental and public health driven policies that seek to eliminate lead paint use to protect workers and the general public. The environmental threat at issue in the present Proposal is the sale of paints and coatings principally used for the painting of pavement markings, metal structures, e.g. bridges, water tanks, etc. and an array of other consumer applications such as cars and furniture. However, once these paints and consumer products enter distribution channels there is no way to track their ultimate usage. For example, specialty paints for metal are regularly used to coat metal building components such as doors and window bars that are installed in homes, schools, and other childcare facilities. These coatings are often sold in small containers at retail outlets for a range of applications in many developing countries.

The use of lead paint is one of the most tragic and widespread public health disasters of modern times. Paint exposures have negatively impacted the intellectual development of hundreds of thousands of children in the US population alone. Currently more than half a million children in the US have been exposed above the CDC action level of 5 ug/dl in blood, which has been documented by numerous government reports and private research papers to cause an array of acute and chronic long-term health impacts.

## BACKGROUND

The Company Sherwin-Williams Company, is one of the largest global paint manufacturers. The use of lead in paint has contributed substantially to an ongoing global and US public health tragedy as will be discussed further below. The Company's current policy is to offer lead-free coatings in some markets and to continue to market lead-containing products in jurisdictions where there are no regulatory constraints and customers are less aware of the hazards. In contrast, other companies, including the paint industry market leader Akzo Nobel have recognized the public health impacts and prevailing policy direction on this issue and have therefore eliminated the use of lead entirely.

In the past U.S. regulators have focused on residential paints as most commercial customers in the U.S. have voluntarily required that paint and coating suppliers provide lead free alternatives. In other countries, the continuing sale and use of paint containing lead for the types of paints and uses that continue to be produced by the Company (industrial and performance coatings) pose substantial health concerns. These concerns include:

1. There is no regulation or universal definition to differentiate "industrial" coatings from "architectural/ decorative" coatings and therefore there is no requirement for labels to clearly state that such coatings should not be used in homes, schools, or hospitals or to even restrict their availability through retail distribution channels.

2. Furniture and other products coated with "industrial" paints can be used in homes, schools or hospitals. Paints applied on toys and other products are not regulated in most countries and can be either "architectural" paint or "industrial"

paint, thus there is a likelihood of continuing childhood exposure from paints produced by the Company.

3. Workers face poisonous levels of exposure in the manufacture of lead paint and in the application and removal of lead paint. These workers often bring the lead home on their clothing and bodies and expose their families to lead dust. This is another common source of lead poisoning among children in the current population.

4. The use of lead paints and coatings on steel structures, road markings, and in consumer products (e.g. automobiles) is a significant source of environmental pollution as lead contamination of soil is common from routine weathering as well as the maintenance, repainting, and demolition of steel structures.

Policy bodies have urged elimination of lead in all paints, not just architectural paints. For instance, a resolution adopted by the UN ICCM (International Conference on Chemicals Management) calls for the elimination of lead from all paints/coatings and not just those classified as "decorative" or "architectural".

**Public Exposures to Lead**

The World Health Organization (WHO) estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 µg/dL of lead in blood.

This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 µg/dL.[1] The CDC has said that this level of exposure is sufficient to trigger lead education, environmental investigations, and additional medical monitoring of these children to assess whether there are impacts or further intervention is needed.[2]

Although some of the health effects are summarized briefly below, a more detailed technical report of health effects are included in **Appendix B.**

**Effects on intelligence**

In 2012, the U.S. National Toxicology Program (NTP) conducted a thorough review of the health effects of low level exposures to lead and concluded that "there is *sufficient* evidence that blood Pb levels <5 µg/dL in children are associated with increased diagnosis of attention-related behavioral problems, greater incidence of problem behaviors, and decreased cognitive performance." In adults they found that these same levels were associated with reduced kidney function and that levels less than 10 ug/dl are associated with neurocognitive decline. Noting that more than 28,900 publications on the health effects of lead, the NTP report represents the consensus scientific findings to date.

---

[1] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.

[2] Centers for Disease Control, Advisory Committee on Childhood Lead Poisoning Prevention, *Low Level Lead Exposure Harms Children: A Renewed Call for Primary Prevention*, http://www.cdc.gov/nceh/lead/ACCLPP/Final_Document_030712.pdf, *page x*

Because exposure to lead is still widespread, it is responsible for a general reduction in the mean IQ of children. A small change in mean IQ of even 3-5 points associated with BLLs between 1 and 10 g/dL can shift the entire population IQ distribution, thereby reducing the number of high achieving individuals with IQs above 130, and increasing the number of children with IQ scores below 70, many of whom would need substantial remedial education services.[3]

**No amount of lead is safe**

Public health officials have gradually realized that there is no "safe" level of lead exposure.[4] As a result, in 2012 the ACCLPP (Advisory Committee on Childhood Lead Poisoning Prevention) to the CDC recommended the *discontinuation of the designated 'level of concern' and instead to prioritize the most highly exposed individuals based on the current reference value of 5 ug/dl.* Because no measureable level of blood lead is known to be without deleterious effects, and because once engendered, the effects appear to be irreversible in the absence of any other interventions, public health, environmental and housing policies should encourage prevention of all exposures to lead.[5]

This lack of a threshold for damage from exposure is also set forth by the World Health Organization: "Childhood Lead Poisoning". Geneva: World Health Organization (WHO), 2010.

> "There appears to be no threshold below which lead causes no injury to the developing human brain."

**Children and workers are exposed to environmental pollution from lead utilized in industrial paints and coatings**

The paints containing lead that are being sold by the Company represent a specific set of public health threats.

Lead in lead-based paints and industrial coatings expose workers during manufacturing processes, application, maintenance, repainting, and eventual removal and/or demolition. Children and others in surrounding communities are exposed to airborne lead released during maintenance operations requiring lead paint and coatings to be removed down to the substrate which is a necessary practice in the maintenance of steel structures. Soil and dust contamination during these operations also results in exposures to children. Containment of operations involving the disturbance of lead paint on steel structures is extremely difficult and costly and results in higher exposures to workers involved in the construction on the interior of the containment barrier. For instance:

---

[3] Id.

[4] Historically, the blood levels of concern and action have been lowered incrementally over the years, gradually from an initial level of 60 μg/dl dating back to 1960. In 1991, the CDC lowered the "level of concern" to 10 g/dL and this was later replaced by newer guidance in 2012. Id. *page 3*

[5] Id. *page 5*

**Bridges**: Maintenance of bridges coated in lead paint requires that such coatings be removed, generally with abrasive blasting, from time to time. Studies conducted during these operations have documented significant exposures. For example, one study done in the U.S. during abrasive blasting showed worker exposures exceeded the Occupational Safety and Health Administration (OSHA) Permissible Exposure Limit (PEL) by 219 times (Conroy LM et al 1996). In Holland, airborne exposures to lead during the demolition of a railway bridge coated in a lead primer were as high as 38,000 ug/$m^3$ or approximately 760 times the PEL and worker blood lead levels (Spee T and Zwennis W 1997). Air monitoring done during surface preparation for repainting of a highway bridge with containment in Massachusetts indicated that 18% of samples taken more than 6 feet from the exterior of the containment exceeded the PEL (Virji M A et al 2008). Eighty percent of workers' exposures on this job exceeded the OSHA Permissible Exposure Limit (PEL).

**Marine**: Geometric Mean airborne lead exposures during sanding of lead paint on ship overalls in a Navy shipyard was 61.0 ug/m3, exceeding the OSHA PEL by 21 percent (Booher LE 1988). Elevated airborne exposures and occupational lead poisoning are common in ship breaking activities.

**Auto paints**: Lead paints are a hazard to workers applying these coatings as well as to workers in automotive repair. For example, a study of automotive repair shops in Rhode Island found elevated blood lead levels among workers involved in painting operations and concluded that "vehicle paint dust present in the occupational environment is the principal source of lead exposure" (Enander R et al 2004).

**Manufacturing Lead Paint**: Researchers found that workers in a Kenyan paint factory were subjected to average airborne exposures to lead that significantly exceeded the U.S. OSHA PEL (Were F et al 2014). The authors of the study also reported that workers' blood lead levels in the paint factory were more than three times higher than the U.S. level requiring notification as a medical condition. The data showed that 75% of the paint manufacturing workers had blood lead levels that exceeded 30 ug/dl. [6]

---

[6] The hazards of lead use in industrial applications have been known for over one hundred years. In 1911 Winston Churchill appointed a committee to investigate the hazards of lead paints used for coaches and carriages. The report, "Danger Attendant On The Use Of Lead Compounds In The Painting, Enameling, And Varnishing Of Coaches And Carriages" issued after a break for World War I recommended that the use of lead paints for these applications should be restricted as safer substitutes were available.

Great Britain Parliament, House of Commons (1920) *Reports of the Departmental Committees appointed to investigate the Danger Attendant on the Use of Lead and Lead Compounds in Painting.* https://books.google.com/books?id=UNAOAQAAIAAJ&pg=RA1-PA1&lpg=RA1-PA1&dq=Report+of+the+Departmental+Committee+appointed+to+investigate+the+danger+attendant+on+the+use+of+lead+compounds+in+painting:+Vol.+II.+Report+on+use+of+lead+compounds+in+painting,+enamelling,+and+varnishing+of+coaches+and+carriages&source=bl&ots=rYltC0vl3P&sig=Bzss2q1VOBvlLWykRQJZL1jzcjU&hl=en&sa=X&ei=DYqUVIqZJ4mpgwSRqoHwCQ&ved=0CB4Q6AEwAA#v=onepage&q=Report%20of%20the%20Departmental%20Committee%20appointed%20to%20investigate%20the%20danger%20attendant%20on%20the%20use%20of%20lead%20compounds%20in%20painting%3A%2

## ANALYSIS

### 1. THE PROPOSAL ADDRESSES A SIGNIFICANT POLICY ISSUE WITH A NEXUS TO THE COMPANY AND THEREFORE IS NOT EXCLUDABLE PURSUANT TO RULE 14A-8(I)(7)

The Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal involves significant social policy issues that transcend ordinary business, and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** . . . raise such a significant policy issue that they transcend day-to-day business matters."

**Proposals relating to production issues are not excludable as ordinary business where the underlying subject matter giving rise to the proposal is a significant policy issue and there is a clear nexus to the company.**

The Company argues that the present Proposal is excludable because it relates to the content of products which it asserts is a matter of ordinary business. However, a proposal can relate to the ordinary business of production decisions yet not be excluded if there is a significant policy issue giving rise to the proposal, a clear nexus to the company, and if the proposal does not micromanage. In this case, all of these elements are present.

The Company cites a smattering of cases on ordinary business, most of which asked *retailers who did not oversee the manufacture of the products that they sell* to alter product lines.

By distinction, there are many proposals found by the Staff to **not** address excludable ordinary business, where the proposals that have asked manufacturers to change materials, phase out chemicals, where those materials posed a significant policy issue of environmental harm. Examples: *Dow Chemical* (March 7, 2003) requesting a report which included plans to "phase out products and processes leading to admissions of

---

0Vol.%20II.%20Report%20on%20use%20of%20lead%20compounds%20in%20painting%2C%20enamelling%2C%20and%20varnishing%20of%20coaches%20and%20carriages&f=false

persistent organic pollutants and dioxins," *Baxter International* (March 1, 1999) requesting a policy to phase out the production of PVC containing or phthalate-containing medical supplies. *Union Camp* (February 12, 1996) requested a phaseout in the use of organochlorines in pulp and paper manufacturing processes.

Sherwin-Williams is both a manufacturer and retailer. The vast majority of products sold in its retail outlets are produced under the Sherwin-Williams brand name. Both in its capacity as a manufacturer, and in its capacity as a retailer with a high level of expertise on the materials that it is selling, the company is more in the position of manufacturers for whom toxic materials in products were an appropriate focus for shareholders, than of the retailers for whom product content was simply among their millions of purchasing decisions constituting ordinary business.

**The public's substantial environmental and occupational exposure to lead is a significant policy issue.**

Staff decisions have already confirmed that lead pollution and workplace exposures are a significant policy issue. The prior Staff decision at *AT&T* (Feb. 7, 2013) demonstrates that where occupational and environmental health impacts are well documented, efforts to control those impacts relate to a subject matter that is a significant policy issue. The proposal requested a report on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain.

AT&T argued that, "Because the proposal relates to lead batteries in its supply chain, AT&T believes that the proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decisions relating to its supplier relationships." However, the Staff was unable to concur in the view that AT&T could exclude the proposal. "In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In that proposal, the proponents had cited the same types of health impacts at stake in the current Proposal – both environmental exposures and workplace related exposures to lead, one of the most well documented and pervasive environmental pollutants of modern times. These environmental impacts were sufficient to cause the proposal to address a significant policy issue.

What is clear from the language of the Staff's *AT&T* decision is that the remaining ordinary business question to be addressed when a proposal addresses a significant policy issue is whether it entails micromanagement. As will be discussed below, neither the *AT&T* proposal nor the current one involve micromanagement.

**Lead in paint as a public controversy**

Numerous books and articles have examined the ongoing lead paint controversy. For instance see:

Markowitz, G. and Rosner, D. *Lead Wars: The Politics of Science and the Fate of America's Children.* University of California Press: Berkeley (2013)

Details how the nature of lead poisoning has changed, from high-level exposures pre-WWII to the first push to lower lead exposure in the early 1960s with Dr. Jane Lin-Fu, whose work focused on the danger of lead paint to young children, to the still controversial low-level lead exposures today... The authors argue that unless regulatory action is taken, these public health dangers will never be resolved.

Warren, C. *Brush With Death: A Social History of Lead Poisoning.* Johns Hopkins University Press: Baltimore, MD. (2001)

During the twentieth century, lead poisoning from paint and other sources killed thousands of workers and children in the United States. Thousands who survived lead poisoning were left physically crippled or were robbed of mental faculties and years of life. In *Brush with Death,* social historian Christian Warren offers the first comprehensive history of lead poisoning in the United States and the role of lead paint.

Markowitz,G. and Rosner, D. *Deceit and Denial: The Deadly Politics of Industrial Pollution.* University of California Press: Berkeley (2002)

*Deceit and Denial* details the attempts by lead industries to deceive Americans about the dangers that their deadly products present to workers, the public, and consumers.
This book reveals for the first time the public relations campaign that the lead industry undertook to convince Americans to use its deadly product to paint walls, toys, furniture, and other objects in America's homes, despite a wealth of information that children were at risk for serious brain damage and death from ingesting this poison.

Peeples, Lynne, *Lead Paint, Other Toxic Products Banned In US Still Exported To Unsuspecting Customers Abroad,* Huffington Post (March 25, 2013)

Discusses the commonplace practice by which chemicals are outlawed in the US, and the US manufacturers continue to supply the harmful products to other nations that do not have the same strict regulations.

**See Appendix C for recent articles from Huffington Post and Environmental Health Perspectives regarding paints containing lead and the controversies worldwide as well as California litigation.**

**Restrictions on lead in paint**

Primary prevention emphasizes the prevention of all lead exposure, rather than a response to exposure after it has taken place. The Centers for Disease Control and others have started to emphasize primary prevention because it has become apparent that just identifying lead poisoning cases is an insufficient public health response. After exposure, the damage cannot be undone.[7]

More than 120 countries at the UN International Conference on Chemicals Management (ICCM) voted in 2009 to eliminate the use of lead *in all paints and coatings*.[8]

The use of lead pigments in industrial coatings have been banned in Australia since April 2008 with some exceptions.[9]

The Philippines has restricted the use of lead additives in industrial paint starting in 2019 with a limit of 90 ppm.[10] In December 2014, Nepal enacted a mandatory lead paint standard of 90 ppm that covers both residential and industrial paints and coatings. Most industrial paints that contain added lead compounds will exceed these regulatory levels.

EU restrictions under REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) to restrict lead chromate pigments have been backed by the industry including BASF (a paint manufacturer) which provided written support to the EU for this action saying that "Our expectation is that for lead chromate alternatives sufficient production capacities exist worldwide and the components are available broadly… Most of the substances are available from more than one manufacturer / supplier."[11]

**A proposal inquiring into the phase down or elimination of an *inherently environmentally harmful* product line is not excludable under the ordinary business exclusion.**

Where there is a significant social policy issue that attaches closely to the products and services sold, the fact that the proposal addresses an issue related to products and services does not cause the proposal to be excludable. One sees this phenomenon in numerous

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[7] The current strategy, (which relies on identifying extant elevated BLLs), while still warranted to some extent, does not prevent the damage already incurred. Moreover, while agents such as chelators can be used to treat overt lead poisoning and possibly reduce the case fatality rate, these agents have been demonstrated not to improve IQ or behavioral consequences of lead exposure. Therefore, primary prevention is the most important and significant strategy. Id. *page 15*

[8] United Nations Environment Programme, Global Alliance to Eliminate Lead Paint, http://www.unep.org/chemicalsandwaste/LeadCadmium/GAELP/tabid/6176/Default.aspx

[9] (Australian Government Gazette, 5 February 2008; Published by the National Industrial Chemicals Notification and Assessment Scheme – NICNAS)

[10] Chemical Control Order for Lead and Lead Compounds dated December 23, 2013

[11] BASF SE; Third party submission of information on alternatives for Applications for Authorisation; 08-04-2014

proposals which addressed products and services but which were not deemed excludable by the Staff.

For instance, *General Electric* (January 17, 2012, reconsideration denied March 1, 2012) asked the company to phase out its nuclear power related activities and product lines. Even though this relates to the elimination of product lines sold by the company, because it involved products which many believe to pose a very high risk to the environment with significant controversy and public debate, it was not allowed to be excluded under the ordinary business exclusion.

See also cases regarding the humane treatment of animals: *Coach Inc.* (August 7, 2009) ending the use of animal fur in company products; *Bob Evans Farms* (June 6, 2011) encouraging the Board of Directors to *phase in* the use of cage free eggs in its restaurant, found not to be reflective of ordinary business because it focuses on the significant policy issue of humane treatment of animals.

These examples show that a proposal can be directed towards a company's products, as long as those products themselves are inseparable from the significant policy issue that adheres to them. That is also the case in the present matter.

**Proposals relating to supply chains are not excludable as ordinary business where a proposal addresses a significant policy issue.**

The Company also argues that the present Proposal is excludable because it relates to supplier relationships, a matter of ordinary business for the Company. However, because this is an environmental pollution proposal, the Company's argument fails to lead to exclusion. A proposal can relate to the ordinary business of supply chain issues and yet not be excluded if there is a significant policy issue giving rise to the proposal and a clear nexus to the company.

For example, *Fossil Inc.* (March 5, 2012) requested a report describing the company's supply chain standards related to environmental impacts. In that instance, the company in question was reported to have a growing segment of leather goods. The proposal noted that producing leather goods is a water intensive process and involves discharges of toxic pollution. The company asserted that the supply chain and supply-chain standards require business judgments "fundamental to management's ability to control the day-to-day operations of the company." Further, the company asserted that it delved into a broad spectrum of supply chain issues that were outside the scope of shareholder expertise. However, because the proposal focused primarily on "environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that the exclusion of the proposal would be appropriate" the Staff found it was not excludable under Rule 14a-8(i)(7).

Another example, *JM Smucker Inc.* (May 9, 2011), raised the question of how the company's coffee production supply chains posed social and environmental risks, and what the company was doing to control those risks. This proposal was found not excludable under Rule 14a-8(i)(7) because the focus of the proposal was on the significant policy issues of sustainability and human rights.

Also, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. This proposal was not at first considered by the Staff to present a significant social policy issue, but upon reconsideration of a more complete presentation of the damage caused by antibiotics to public health and the environment worldwide by *Tyson Foods Inc.* (December 15, 2009), the Staff agreed that this was a significant social policy issue and should not be excluded. **Notably, in the instance of *Tyson, the Staff noted that the existence of European restrictions on the use of antibiotics* was a significant factor in the decision to find that there was a significant policy controversy involved. The same circumstances are present in the current subject matter, since as noted above, restrictions in Europe and other countries exceed US restraints and demonstrate a point of continuing public policy conflict.**

Proposals promoting protection of human rights in relation to corporate supply chains have similarly been found non-excludable on ordinary business grounds. For example, numerous companies have faced proposals requesting amendment of corporate policies to adopt and enforce the International Labor Organization Conventions, which address how a company ensures that its supply chain is managed without inflicting human rights abuses. *Family Dollar Stores* (October 23, 2012); *Abercrombie & Fitch and Co.* (April 12, 2010). A proposal at *Gap, Inc.* (March 14, 2012) asked the company to end trade partnerships – thus altering its supply chain - with the country of Sri Lanka until the government of that country ceased committing human rights violations. This proposal was found non-excludable on ordinary business claims.

**The Proposal does not require that the Company undertake substantial new R&D or innovation.**

Substitutes exist for all applications as evidenced by widespread requirement for paints without added lead by government agencies and private sector specifications. In addition, Sherwin Williams is already manufacturing and marketing these alternative products in select markets and promoting them as "lead free." For example, the company supplies the lead-free orange paint to the Golden Gate Bridge that is made to match the Bridge International Orange color formula that originally contained significant concentrations of lead. Sherwin-Williams is also marketing paints to Ford and Mazda – two companies that have committed to not using lead paints in automotive applications.

The alternatives for lead compounds in paint are widely known and already used by the Company in some markets. The U.S. Department of Transportation conducted extensive independent testing of non-lead alternatives for steel bridges and concluded that the non-lead alternatives "are currently widely used in new construction due to their excellent long-term corrosion control performance."[12]

[12] FHWA Bridge Coatings Technical Note : Zinc-Rich Bridge Coatings (1995)

The Company's larger competitor, AkzoNobel (the largest paint company in the world) announced that they had completed the reformulation to remove lead from all of their paints and coatings, including products for marine, industrial, and automotive applications, in 2011. In contrast, Sherwin-Williams, and has yet to take such an action despite the compelling public health arguments.

Similarly, BASF announced on February 23, 2012 that they are phasing out of lead chromate pigments in compliance with European Union restrictions that come into force in 2015. In 2012, Dupont announced that they would discontinue the use of lead in all automotive paints. In 2013 the European company Jotun announced that they would eliminate the use of lead chromate in "paints and coatings in all segments world-wide" by 2014.

In fact, for many years Sherwin-Williams has offered a variety of lead-containing and safer alternative products for the same application indicating that the substitutes for lead paints and coatings are well known and already being marketed by the company in various markets. For example, a Sherwin Williams product information sheet for automotive finishes dated 4/2001 that states:

> "Note: Genesis® 3.5 has many lead and chromate formulas available for those customers that are not in lead/chromate restricted areas."

It is clear from the supporting documentation that the industrial paint sector has a proven ability to eliminate lead from paints. The substitutes for lead paints and coatings are available to and perform equally or better over time.

Furthermore, the Proposal is not focused on the quality of products as was the case in *Coca-Cola* (Feb. 17, 2010) cited by the company. The information requested is not about the quality of products as both lead paint and the non-lead alternatives achieve similar quality and performance.

**The Proposal pitches the shareholder request at an appropriate level of generality, not at a level that micromanages the Company.**

The Company letter, page 5, cites dicta in a recent court case as evidence for finding the Proposal to be excludable as micromanaging the Company's day-to-day operations. However, the ruling itself can also be understood to support the present proposal as non-excludable. In *Trinity Wall Street v. Wal-Mart Stores Inc*, U.S. District Court, District of Delaware, No. 14-00405 the court's holding demonstrates that even if a proposal is directed towards a topic of ordinary business (the sale of guns, obviously of concern to the proponent) if it otherwise addresses a significant policy issue, the proper means of determining whether such a proposal is excludable should focus on *whether specific*

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**http://www.fhwa.dot.gov/publications/research/infrastructure/structures/bridge/zinc.cfm**

*language of the proposal forced the company's hand in a manner that was inappropriate for shareholders*. In other words, does the proposal usurp the discretion and discernment of management?

On December 18, 2013, Trinity submitted a proposal for inclusion in Wal-Mart's 2014 proxy materials, seeking a shareholder vote. (D.I. 3-1, Exhs. B, D) The proposal requests that the charter of Wal-Mart's Board of Directors' Compensation, Nominating and Governance Committee ("Committee") be amended to add the following to the Committee's duties:

> 27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the company [i.e., Wal-Mart] should sell a product that:
> 1) especially endangers public safety and well-being;
> 2) has the substantial potential to impair the reputation of the company; and/or
> 3) would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand.

The narrative portion of the proposal states that the oversight and reporting duties extend to determining "whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines') and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the company's reputation and brand value."

The company had argued that the proponent was trying to dictate what products are sold by Wal-Mart, and therefore was addressing excludable ordinary business. The court found essentially that regardless of whether the proposal was directed towards a broad issue that addressed ordinary business (the sale of guns, obviously of concern to the proponent) the proper means of determining whether such a proposal addressed ordinary business was to **assess *whether specific language of the proposal forced the company's hand in a manner that was inappropriate for shareholders.***

The court noted that the language of the proposal did not itself have such a consequence. "As Trinity acknowledges, the outcome of the Board's deliberations regarding dangerous products is beyond the scope of the proposal. Any direct impact of adoption of Trinity's proposal would be felt at the Board level; it would then be for the Board to determine what, if any, policy should be formulated and implemented." The court went on to state:

> Trinity has carefully drafted its proposal. It does not dictate what products should be sold or how the policies regarding sales of certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, "The proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the proposal is

> reserved to the management of Wal-Mart pursuant to policies created by management with Board oversight." (D.1. 38 at 14) For this reason, the no-action letters cited by Wal-Mart are distinguishable, as they involve circumstances Trinity has avoided by limiting its proposal to the Board's decision-making process, as opposed to proposals that attempted to direct day-to-day operations.

As in the Wal-Mart proposal, here the Proponent has carefully constrained the ask. The Proposal requests a *report* stating *policy options regarding the elimination of lead paint* and *does not require the board to eliminate lead-containing paints*. Issuing such a report, the board clearly would be free to reject all the policy options discussed.

As with the *Wal-Mart* example, the outcome of phaseout of the product is not guaranteed. Even though it is clear where the proponent stands, the Proponent only hopes that consideration of the relevant issues and policy options will cause the Company to move toward phaseout. In both *Wal-Mart* and the current Proposal, it can be said that the proposal *leads the horse to the water, but does not attempt to force the horse to drink.*

The proposal does not micromanage in the manner contemplated by the 1998 Release, because it does not dictate specific time frames or seek to dictate the minutia of company practices. Instead, the Proposal requests a report on options for policies and practices the Company can adopt to *reduce occupational and community health hazards* by eliminating the use of lead in paint and coatings by a specified date.

The Proposal leaves a great deal of flexibility to the management. ***For instance, the request would technically be fulfilled if the Company set forth in a report a potential long-term plan to eliminate lead, say by 2050.*** It merely asks the Company to report on options for policies and practices, **it doesn't even require the board to commit to a phaseout.** The board could also issue a report that explains the options and then also explains to shareholders why it *remains financially and technically preferable to continue selling lead despite the compelling public health evidence.*

The requests of the Proposal are at a similar level of detail to many other proposals requesting reports from companies, which have not been found to micromanage or otherwise be excludable under Rule 14a-8(i)(7). See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing 1. the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

In sum, the Company's arguments to the contrary, the Proposal does not micromanage the Company.

**Eliminating lead paint represents a significant policy debate driven by an ethical imperative because the health of millions of children is at stake.**

The ability of shareholders to expressly ask a company to consider eliminating a chemical product line has been clear ever since the 1970 decision of *Medical Committee For Human Rights v. Securities and Exchange Commission*, 139 U.S. App. D.C. 226, 432 F.2d 659 (1970). The proposal at issue in that case asked the Dow Chemical Board of Directors to adopt a resolution setting forth an amendment to the Certificate of Incorporation of Dow requiring that napalm shall not be sold to any buyer unless that buyer gives reasonable assurance that the substance will not be used on or against human beings. The proponents had made it clear that their policy objections to napalm sales were, as in the present case, both ethical and financial (in a letter to the company):

> Finally, we wish to note that our objections to the sale of this product [are] primarily based on the concerns for human life inherent in our organization's credo. However, we are further informed by our investment advisers that this product is also bad for our company's business as it is being used in the Vietnamese War.

Dow's counsel asserted that the proposal was excludable as relating to ordinary business:

> It is my opinion that *the determination of the products which the company shall manufacture,* the customers to which it shall sell the products, and the conditions under which it shall make such sales are related to the conduct of the ordinary business operations of the company… (Med. Comm on Human Rights, p. 15)

The court noted in response that the:

> "clear import of the language, legislative history, and record of administration of section 14(a) is that its overriding purpose is to assure to corporate shareholders the ability to exercise their right — some would say their duty — to control the important decisions which affect them in their capacity as stockholders and owners of the corporation. Thus, the Third Circuit has cogently summarized the philosophy of section 14(a) in the statement that "[a] corporation is run for the benefit of its stockholders and not for that of its managers." SEC v. Transamerica Corp., 163 F.2d 511, 517 (3d Cir. 1947), cert. denied, 332 U.S. 847, 68 S.Ct. 351, 92 L.Ed. 418 (1948).

It was the proponents' ethical imperative in light of the ongoing social debate to challenge the company in the *Dow Chemical* case that made the napalm proposal rise above a mere ordinary business decision, and preclude its exclusion. Similarly, in the present instance, the health of millions of children that would be placed in jeopardy by the continued sale of paint containing lead represents to the proponents a moral imperative to encourage the Company to evaluate policy options for phase out as is requested by the Proposal. When shareholders are focused on advancing an ethical controversy with the company and when there is widely varied social policy, for instance US versus EU policies on lead in paint, it is the essence of a significant policy issue of a kind that is addressed by the proxy process.

**There is a clear nexus of the significant policy issue of lead pollution and the Company.**

Sherwin-Williams states in its code of conduct that it is "committed to responsible environmental practices throughout our business that minimize our impact on the environment, protect the safety and health of our employees and the public, and promote sustainability. You are accountable for your role for assuring high standards of environmental, health and safety compliance and performance. Our environmental policies and practices include programs designed to increase the energy efficiency of our operations,reduce waste and protect the environment." To many observers this is hard to reconcile with its persistent use of lead compounds in numerous paint products. Despite the restrictions imposed in the U.S. on the use of lead in architectural paints in 1978, U.S. companies including Sherwin-Williams Company have continued to make and market hazardous lead paint to unsuspecting consumers.

The use of lead compounds in paints has been documented in more than 45 countries in recent years. In most cases the paints containing lead are readily available in paint and hardware stores in cans without listing any ingredients and without providing any warnings to consumers.

The Company has become a prominent focus due to its continuing production and sale of paint containing lead, despite public policy directives and scientific findings urging its elimination.

## 2. THE PROPOSAL IS NOT EXCLUDABLE UNDER RULE 14A-8(I)(3), BECAUSE IT IS NEITHER VAGUE, NOR MISLEADING.

**The Proposal is not misleading.**

Most of the assertions by the Company asserting that the proposal is misleading are criticisms of the advocacy of the proposal which are easily addressed in the Company's opposition statement. In general, the Staff has taken the position that it will not exclude proposals under Rule 14a-8(i)(3) where information presented is not objectively false or misleading, but rather represents reasonable advocacy positions of the parties that can best be addressed by the company's own opposition statement. None of the assertions by the Company rise to the level that merit Staff exclusion.

For example, the Company argues that the statistics set forth in the Proposal are misleading because they focus on the overall risks associated with lead exposure rather than the risks specific to paints and coatings. These general statistics regarding lead exposure are included to help contextualize the question of lead exposure and are appropriate, in light of the current public health understanding that *any* increase in lead exposure places exposed persons at risk. The Company in continuing to sell paint containing lead, is continuing to increase these public lead exposures. Indeed, there is evidence that paint exposures have been among the core sources of lead poisoning, especially among children. The California case notes:

> "Leading experts in the field of lead poisoning are virtually unanimous in concluding that lead paint is the primary cause of lead poisoning in young children. (Tr. 140:13-141:19, 344:17-22, 2120:15-23.) The federal agencies tasked with identifying the causes of lead poisoning agree that lead paint is the primary source of childhood lead exposure. For example, in 2012, the CDC's Advisory Committee on Childhood Lead Poisoning Prevention reported that "lead-based paint hazards, including deteriorated paint, and lead contaminated dust and soil still remain by far the largest contributors to childhood lead exposure on a population basis. " (Tr. 110:21-111:4, 130:18-132:18, 137:11-20; P9_14; P11 at 1-6; P45_40.) The American Academy of Pediatrics recognizes that "[t]he source of most lead poisoning in children now is dust and chips from deteriorating lead paint on interior surfaces." (Tr. 132:6-17; P66_1037.) Lead paint accounts for at least 70 percent of childhood lead poisoning and is the dominant cause of lead poisoning in children living in older homes. (Tr. 983:12-988:17,1502:6-25.)"

While the role of current paint sales and applications in future lead poisoning cases remains an open question, as lead exposures from other sources are reduced by various regulatory mechanisms, it is likely that continuing sales of paint containing lead may well continue to be one of the predominant remaining exposure sources. The Company's own argument on this point is telling. It claims that paint is only a small part of public lead exposures. It would certainly be free to make such a point in the opposition statement, subject to the constraints of Rule 14a-8(i)(3) and Rule 14a-9.

Next, the Company argues that the Proposal's discussion of litigation in which the Company has been a defendant is materially misleading because while noting that a Superior Court of California held the Company "responsible for the abatement of the public nuisance caused by the historical use of lead in paints and pigments built before 1978," the Proposal does not inform the reader that until 1978, no law or regulation prohibited the use of lead in paint and pigments in homes. However, the paragraph that immediately precedes the cited paragraph clearly informs the reader of just what the Company says is missing: "lead in paint for residential applications in the U.S. has been banned since 1978."

The Company also argues that only citing the California case is misleading because public nuisance cases in other states were rejected or voluntarily dismissed. Yet, the California case is in one of the largest markets in the US. It also contained numerous findings implicating the company's management of the issue. For instance, the court decision notes Sherwin Williams knew about the safer substitutes for lead paint "Over 100 years ago, in 1900, SW's internal publication stated, "It is also familiarly known that *white lead is a deadly cumulative poison*, while zinc white is innocuous. It is true,

therefore, that *any paint is poisonous in proportion to the percentage of lead contained in it.*" Ex. 155"
Leaving out failed litigation does not make the included case misleading. Nor is the reference to the Wisconsin case noting that the court found that cases against Sherwin-Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine." Stating that a court ruled that a case against the Company can "go forward" in no way implies that it has been decided on the merits. It doesn't matter if the reader has a legal background or not, the language is plain on its face. The fact that the case is moving forward is certainly relevant to shareholders wanting to assess risks and uncertainties on the issue of lead in paint.

Finally in its discussion of misleading information, the Company asserts that the Proposal would mislead shareholders into the belief that the Company's paint and coatings are a "major contributor to an alleged epidemic of lead exposure and that the Company is aware of this issue and refuses to take steps to remedy it." This interpretation of the Proposal is false and misguided. Nowhere in the Proposal is there an allegation that the Company is a 'major' contributor to an 'epidemic'. The Company's notes that they follow all laws and regulations applicable to their business and have not been subject to any final order or decree determining that the Company violated any law or regulation are precisely the sort of arguments the proponent expects the company to make it in its opposition statement. In contrast, the Proposal is aimed at encouraging the company to go beyond current regulations, to consider the policy options for undertaking a proactive approach to the issue, as the largest paint company has done.

**The Proposal is neither vague nor indefinite.**

The Company further argues that the Proposal is inherently vague and indefinite because it fails to distinguish between paints and coatings the Company manufactures for sale at its retail locations versus those paints and coatings it manufactures specifically for original equipment manufacturers (OEMs) and other third parties. However, the Proposal does not create such a vagueness it simply references a policy option of eliminating lead in all paints and coatings. There is nothing in the proposal that creates an ambiguity as to which paints or coatings this would apply to.

The Company further argues that neither the Company nor its shareholders would be able to determine with reasonable certainty what measures the Proposal requires, and then goes on to provide examples of certain actions that may or may not be require, whether for instance the proposal would require the company to change certain suppliers, terminate supplier relationships, discontinue certain manufacturing relationships etc. This argument is misguided in multiple ways. These types of considerations are of course the kinds of things that the management must itself assess in determining policy options. If the proposal had attempted to drive those kind of choices, then it *would* involve micromanagement. The proposal is clear as a broad directive to the company to consider policy options and to report to shareholders. There is no obligation to drill down to this level of specificity.

Finally, the company argues that a substantial portion of the Proposal's supporting statement is irrelevant to the subject matter of the Proposal because it contains statistics that discuss lead exposure regardless of the source. The Proponent's view, backed by numerous public health studies and policy positions, is that the societal burden of lead exposure accumulates from numerous sources, including lead in paint. In addition, individual childhood and adult lead poisoning cases included in these summary statistics have been linked directly to lead paint exposure. As such, the information is not irrelevant but an appropriate form of advocacy.

The Company letter goes on to assert that inclusion of the Proposal and the supporting statement puts it in the unfortunate position of disclosing more "irrelevant and distracting" information or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised in the Proposal. This is a significant policy issue, and raises issues of risks that should be of substantial concern to investors. The Company's assertion that it should not be *distracted* by these issues seems to reflect an attitude of hubris and insularity that should never be condoned by the Staff.

## CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Michael J. Solecki, Jones Day

## APPENDIX A

## PROPOSAL

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a Gates Foundation-sponsored study reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the Environmental Health Perspectives Journal in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

**APPENDIX B**
**ENVIRONMENTAL PROTECTION AGENCY DATA**
**ON LEAD AND HEALTH EFFECTS**

Table 1-2 Summary of causal determinations for the relationship between exposure to Pb and health effects.
Environmental Protection Agency, Integrated Science Assesment for Lead. (2013). Page 1-15

| Health Outcome | Causality Determination (Table with Key Evidence) |
| --- | --- |
| Children – Nervous System Effects (Section 4.3.15) | |
| Cognitive Function Decrements | Causal Relationship (Table 4-17) |

Clear evidence of cognitive function decrements (as measured by Full Scale IQ, academic performance, and executive function) in young children (4 to 11 years old) with mean or group blood Pb levels measured at various lifestages and time periods between 2 and 8 μg/dL. Clear support from animal toxicological studies that demonstrate decrements in learning, memory, and executive function with dietary exposures resulting in relevant blood Pb levels of 10-25 μg/dL. Plausible MOAs [Modes of Action] are demonstrated.

| Externalizing Behaviors: Attention, Impulsivity and Hyperactivity | Causal Relationship (Table 4-17) |
| --- | --- |

Clear evidence of attention decrements, impulsivity and hyperactivity (assessed using objective neuropsychological tests and parent and teacher ratings) in children 7-17 years and young adults ages 19-20 years. The strongest evidence for blood Pb-associated increases in these behaviors was found in prospective studies examining prenatal (maternal or cord), age 3-60 months, age 6 years, or lifetime average (to age 11-13 years) mean blood Pb levels of 7 to 14 μg/dL and groups with early childhood (age 30 months) blood Pb levels >10 μg/dL. Biological plausibility is provided by animal toxicological studies demonstrating impulsivity or impaired response inhibition with relevant prenatal, lactational, post-lactational and lifetime Pb exposures. Plausible MOAs are demonstrated.

Hypertension — Causal Relationship (Table 4-24)

Prospective epidemiologic studies with adjustment for multiple potential confounders consistently find associations of blood and bone Pb levels with hypertension incidence and increased blood pressure (BP) in adults. Cross-sectional studies provide supporting evidence. Meta-analyses underscore the consistency and reproducibility of the Pb associated increase in blood pressure and hypertension (a doubling of concurrent blood Pb level (between 1 and 40 μg/dL) is associated with a 1 mmHg increase in systolic BP); however, uncertainties remain regarding the timing, frequency, duration and level of Pb exposures contributing to the effects observed in epidemiologic studies. Experimental animal studies demonstrate effects on BP after long-term Pb exposure resulting in mean blood Pb levels of 10 μg/dL or greater. Plausible MOAs are demonstrated.

Subclinical Atherosclerosis — Suggestive of a Causal Relationship (Table 4-24)

Cross-sectional analyses of NHANES data find associations of blood Pb level with peripheral artery disease (PAD) in adults. Animal toxicological evidence is limited to studies of MOA (oxidative stress, inflammation, endothelial cell dysfunction) that demonstrate biologically plausible mechanisms through which Pb exposure may initiate atherosclerotic vessel disease.

Coronary Heart Disease — Causal Relationship (Table 4-24)

Prospective epidemiologic studies consistently find associations of Pb biomarkers with cardiovascular mortality and morbidity, specifically myocardial infarction (MI), ischemic heart disease (IHD), or HRV; however, uncertainties remain regarding the timing, frequency, duration and level of Pb exposures contributing to the effects observed in epidemiologic studies. Thrombus formation was observed in animals after relevant long term exposure and MOAs (hypertension, decreased HRV, increased corrected QT (QTc) interval, and corrected QRS complex (QRSc) duration in electrocardiogram [ECG] are demonstrated in humans and animals.

**APPENDIX C**
**RECENT COVERAGE OF LEAD PAINT CONTROVERSIES FROM HUFFINGTON POST AND ENVIRONMENTAL HEALTH PERSPECTIVES**

**ATTACHED AS SEPARATE DOCUMENT**

**APPENDIX C**
**RECENT COVERAGE OF LEAD PAINT CONTROVERSIES**
**FROM HUFFINGTON POST AND**
**ENVIRONMENTAL HEALTH PERSPECTIVES**

**ATTACHED AS SEPARATE DOCUMENT**

# JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

DIRECT NUMBER: (216) 586-7103
MJSOLECKI@JONESDAY.COM

December 11, 2014

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Sherwin-Williams Company – Omission of Shareholder Proposal – Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") will not recommend enforcement action if the Company excludes from its proxy materials (the "2015 Proxy Materials") for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by CHE Trinity Health and its co-filers, Everance Financial, on behalf of Praxis Growth Index Fund, and Friends Fiduciary Corporation (collectively, the "Proponent").

Sherwin-Williams intends to file the 2015 Proxy Materials at least 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) and Rule 14a-8(j), the Company has submitted this letter via electronic submission with the Commission and concurrently sent a copy of this correspondence to the Proponent. Accordingly, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter and its exhibits is being sent to the Proponent via email to notify the Proponent of Sherwin-Williams' intention to exclude the Proposal from its 2015 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Catherine M. Kilbane, Senior Vice President, General Counsel and Secretary, The Sherwin-Williams Company, at Cathy.Kilbane@sherwin.com, on behalf of Sherwin-Williams, pursuant to Rule 14a-8(k).

## *I. Summary of the Proposal*

The Proposal states, in relevant part:

"Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data."

The supporting statement included in the Proposal states as follows:

"Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory."

And the Proponent argued in its supporting statement that the requested action is justified because:

"Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products."

A copy of the Proposal and related correspondence between the Company and the Proponent is attached to this letter as Exhibit A.

## *II. Bases for Exclusion of the Proposal*

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; or
- Rule 14a-8(i)(3) because the Proposal contains statements that are misleading, irrelevant and inherently vague and indefinite in violation of Rule 14a-9.

### *III. Analysis*

#### A. The Proposal should be excluded under Rule 14a-8(i)(7).

##### i. The Proposal should be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal relates to the Company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal should be omitted from the Company's 2015 Proxy Materials because the Proposal relates to the "ordinary business operations" of the Company – i.e., the types of products the Company will market and sell. The Staff has consistently found that a proposal relates to a company's "ordinary business operations" where the proposal relates to particular products that a company offers. *See, e.g., Fifth Third Bancorp* (January 28, 2013) ("Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Comcast Corporation* (Feb. 15, 2011) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the products offered for sale by Comcast); *Lowe's Companies, Inc.* (March 18, 2010) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the manner in which Lowe's sold particular products); *The Home Depot, Inc.* (January 25, 2008) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to product selection). The Proponent states in the Proposal that the concern is "eliminating the use of lead in [the Company's] paint and coatings" and the Proposal itself mandates that the Company report on "options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by *eliminating the use of lead in paint and coatings* by a specified date," (emphasis added). If the Proposal is adopted, it would directly shape what products the Company sells.[1]

Simply stated, the Proposal seeks to "micro-manage" the products that the Company sells. The Company earns revenue by, among other things, providing high-quality paints, coatings and related products that meet the needs and desires of a diverse group of professional, industrial, commercial and retail customers. The Company utilizes a robust and detailed product development process to provide solutions for its customers. The Company employs hundreds of scientists, chemists, product formulators and developers, industrial hygienists, toxicologists and product safety professionals around the world to ensure that its products and procedures are safe and comply with all applicable laws. In addition to product safety, the Company selects what products to market and sell based on, among other things, feedback, insights and demands from customers that vary by market segment, type of customer and geographic region, additional market research, innovations from raw material suppliers and product testing – information that shareholders do not have similar access to. To allow shareholders to dictate what products the Company sells would infringe on the Company's day-to-day operations and circumvent the knowledge of the Company, enabling shareholders to micro-manage the Company's product selection on an uninformed basis. The Company recognizes that some of its shareholders will disagree with the composition of its products, but these decisions are management's to make, and management makes these decisions after substantial testing by its scientific staff. The Company is a large retailer that sells and distributes a variety of its branded products through a chain of more than 4,100 stores and facilities in more than 115 countries around the world. The

[1] The recent decision by the U.S. District Court for the District of Delaware in *Trinity Wall Street v. Wal-Mart Stores*, No. 14-405-LPS (D. Del. Nov. 26, 2014), does not change the analysis. In *Trinity Wall Street*, the court held that a shareholder proposal requesting that the charter of each of Wal-Mart's Compensation Committee and Nominating and Governance Committee be amended to add an obligation of each committee to "provide[e] oversight concerning the formulation and implementation of . . . policies and standards that determine whether or not the Company should sell a product" could not be excluded under Rule 14a-8(i)(7) because "[a]t its core, Trinity's Proposal [only] seeks to have Wal-Mart's Board oversee the development and effectuation of a Wal-Mart policy . . . [and] the Proposal does not itself [shape what products are sold by Wal-Mart]." *Id.* at 10. In fact, the court went on to distinguish the proposal at hand from those discussed in the SEC no-action letters upon which Sherwin-Williams herein relies:

> Trinity has carefully drafted its proposal. It does not dictate what products should be sold or how the policies regarding certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, '[t]he Proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the Proposal is reserved to management' . . . [f]or this reason, the no-action letters cited by Wal-Mart are distinguishable . . . *See Wal-Mart Stores, Inc.* (Feb. 27, 2008); *Home Depot, Inc.* (Jan. 25, 2008); *Family Dollar Stores, Inc.* (Nov. 6, 2007). Each of those proposals requested policies or information — such as information on the companies' efforts to minimize exposure to toxic substances . . . which directly impacted the ordinary business operations of the companies involved far more than Trinity's Proposal would directly impact Wal-Mart's.

*Id.* at 11-12.

evaluation and decisions related to product selection at each location is multi-faceted and is based on a range of factors that are outside the knowledge and expertise of the Company's shareholders. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations. Giving shareholders the right to dictate product selection would constitute micro-management of the Company's business. *See The Home Depot, Inc.* (January 25, 2008). The 1998 Release also provided that micro-management may occur where a proposal "seeks specific time-frames . . . for implementing complex policies." Here, the Proposal specifically requests that the report discuss "options for policies and practices . . . [for] eliminating the use of lead in paint and coatings *by a specified date*." (emphasis added). *Compare to AT&T Inc.* (February 7, 2013) (concurring that no micro-management existed where no request for action by a specified date was included in the proposal).

**ii. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business.**

In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on risk relating to specific aspects of their businesses, as is the case with the Proposal, the SEC, consistent with Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), has provided that exclusion will be appropriate where "the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." As established above, what products the Company decides to market or sell is a matter of ordinary business to the Company and, therefore, the Proposal is excludable under Rule 14a-8(i)(7). The Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., Dominion Resources, Inc.* (February 19, 2014); *Sprint Nextel Corporation* (March 16, 2010); *The Home Depot, Inc.* (January 25, 2008); *Family Dollar Stores, Inc.* (November 9, 2007), *compare to AT&T Inc.* (February 7, 2013) (determining that the proposal requesting a report on the options and policies AT&T could adopt to reduce the occupational and community health hazards from manufacturing and recycling batteries in its supply chain was not excludable where AT&T is not in the business of manufacturing and recycling batteries); *Spectra Energy Corp.* (February 21, 2013) (not in the business of measuring, mitigating and disclosing methane emissions); *Ultra Petroleum Corp.* (March 26, 2010) (proposal focused on the environmental impact of the company's operations, not its products or services).

**iii. The Proposal does not fit within the Staff's significant policy issue exception.**

In SLB 14E, the Staff noted that even if the subject matter of a requested report is within a company's ordinary business operations, it will not permit the exclusion of a proposal seeking a report on such matter if the "subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote [and] as long as a sufficient nexus exists between the nature of the proposal and the company." The SEC has stated that "a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote" where the subject matter "has emerged as a consistent topic of widespread public debate," – i.e., it has "sustained public debate over the last several years." *See FedEx Corporation* (July 11, 2014) (citing *Comcast Corporation* (Feb. 15, 2011) ("We further note that although . . . the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of Rule 14a-8(i)(7)").

Here, while the Proponent cites statistics relating to the public's exposure to lead, it is clear from the face of the Proposal that the risks the Proponent is primarily concerned about are the "reputational and legal risks" to the Company and that establishing a policy and eliminating the use of all lead compounds in the Company's products is "in [the Company's] best interests" (as compared to the public's). The Proponent notes two legal matters in which the Company has been involved relating to lead exposure, clearly emphasizing that the Proponent's focus is on the risk of litigation and the effect such litigation could have on the Company's market value. The process of assessing the Company's reputational and legal risks from its products clearly falls within the Company's ordinary business operations and is not a significant public policy matter.

Even if the Staff were to find that the primary purpose of the Proposal is to help remedy the harm to the public of exposure to lead found in paint and coatings, lead exposure from paint and coatings is not a "subject matter [that] transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote" because it has "emerged as a consistent topic of widespread public debate." The Proponent cites several general statistics regarding lead exposure in the Proposal, e.g., "lead accounts for 674,000 deaths each year" and "lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity," but makes no attempt to provide statistics that are specific to lead in paints and coatings, including how any such specific statistics might compare to the overall general statistics provided. *See AT&T Inc.* (February 7, 2013) (noting that lead battery production accounts for over 80 percent of global lead consumption). In addition, in the Proposal, the Proponent itself concedes that government regulations and market factors have largely ended the debate in the United States as to whether paints and coatings, if any, should be permitted to contain lead. The Proposal states "lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings." The Proponent cannot successfully argue that there is an existing widespread debate about an issue while at the same time acknowledging that measures have been implemented that essentially ended the debate. *Compare to AT&T Inc.* (February 7, 2013) (proposal merely noted that new regulations in the United States prompted companies to reduce emissions from lead battery recycling, not that the issue had been resolved either in the United States or abroad). And, moreover, the Company stringently follows all laws and regulations applicable to the lead content in its paint and coatings and has not been subject to any final order or decree determining that the Company violated any law or regulation with respect to lead content in its paint or coatings that was in effect at the time the subject paint or coatings were sold.

For these reasons, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(7).

**B. The Proposal should be excluded under Rule 14a-8(i)(3).**

**i. The Proposal should be excluded under Rule 14a-8(i)(3) because substantial portions of the Proposal are materially misleading or irrelevant and because the Proposal is inherently vague and indefinite.**

If the Staff is unable to concur with the Company's view that the Proposal should be excluded from the 2015 Proxy Materials based on Rule 14a-8(i)(7), all or certain portions of Proposal should be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the SEC's proxy rules, including Rule 14a-9, "which prohibits materially false and misleading statements in proxy materials." Rule 14a-9 specifically provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff recognized in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, (i) the company demonstrates objectively that a factual statement is materially misleading; (ii) the resolution in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the proposal requires; or (iii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. The Company believes that the statements identified below fall squarely within the circumstances set out in SLB 14B, and the Staff should provide the no-action relief requested below.

**ii. The Proposal includes specific statements that are objectively and materially misleading.**

The Staff has made it clear that where a proposal "will require detailed and extensive editing in order to bring . . . [it] into compliance with the proxy rules [the Staff] may find it appropriate for companies to exclude the entire proposal." *See* Staff Legal Bulletin No. 14 (July 13, 2001). Since publication of SLB 14B, the Staff has selectively allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007).

As noted above, the Proponent cites several general statistics regarding lead exposure from all sources in the Proposal, e.g., "lead accounts for 674,000 deaths each year" and "lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity." However, lead is ubiquitous in our environment and can be found in our air, soil, dust, water and food from a variety of sources. The Proponent makes no attempt to specifically quantify the impact of lead exposure from paint and coatings as compared to any other sources, such as batteries, gasoline, crystal, pottery, pipes and industrial sources and contaminated sites, including former lead smelters. The Proposal's references to alleged harm from all forms of lead exposure are misleading in that they attempt to influence shareholders in favor of the Proposal based on lead exposure from all sources, whereas, as noted above, the substantial majority of global lead consumption is from sources other than paint and coatings. The Proponent also appears to have selectively chosen certain statistics, while ignoring others, in an attempt to bolster its Proposal.

Additionally, the Proposal's discussion of litigation in which the Company has been involved is materially misleading. The Proposal notes that the Superior Court of California held the Company and other defendants "responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built *before* 1978" (emphasis added). However, the Proposal fails to inform the reader that until 1978, no law or regulation prohibited the use of lead in paint and pigments in homes. The Proposal also focuses only on a California decision that is an aberration in the realm of lead paint public nuisance cases. The Proponent fails to disclose that every other lead pigment public nuisance case has either been rejected by a court or a jury or voluntarily dismissed. These cases were filed in seven other jurisdictions – Ohio, Rhode Island, Missouri, New Jersey, Illinois, New York and Wisconsin – and each case was either rejected or voluntarily dismissed.

The Proposal also mischaracterizes a ruling in Wisconsin to give the impression that there was a negative decision on the merits of the case, noting that "in 2014 the Circuit Court in the State of Wisconsin . . . ruled that cases against Sherwin-Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine." With respect to this statement, the Proponent fails to explain what "go forward" means, potentially leaving a shareholder who does not have the benefit of a legal background in civil procedure who reads the Proposal with the belief that the case has been decided on the merits. Rather, the Seventh Circuit Court of Appeals merely reversed the district court's grant of summary judgment, which had held that the risk contribution theory could not be constitutionally applied against Sherwin-Williams and other manufacturing defendants. Sherwin-Williams still has several defenses on the merits available to it and, on remand, will be asserting those defenses, including that the risk contribution theory is not factually applicable to Sherwin-Williams.

The statements discussed in this Section are not merely "factual assertions that, while not materially false or misleading, may be disputed or countered" nor "factual assertions [that may simply] be interpreted in a manner that is unfavorable to the company." *SLB 14B*. Instead, by omitting critical, material information, the Proponent is attempting to mislead the Company's shareholders into the belief that the Company's paint and coatings are a major contributor to an alleged epidemic of lead exposure and that the Company is aware of this issue and refuses to take steps to remedy it. To the contrary, as mentioned, the Company follows all laws and regulations applicable to its paint and coatings and has not been subject to any final order or decree determining that the Company violated any law or regulation with respect to lead content in its paint or coatings that was in effect at the time the subject paint or coatings were sold.

To the extent that the Staff does not concur that the Proposal may be excluded in its entirety, the Company requests that the Staff concur with the exclusion of the specific statements identified in this Section.

**iii. The Proposal is inherently vague and indefinite.**

The Proposal fails to distinguish between paints and coatings the Company manufactures for sale at its retail locations versus those paints and coatings it manufactures specifically for original equipment manufacturers (OEMs) and other third parties. Because of this uncertainty, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the Proposal requires. For example, neither shareholders nor the Company could determine from the Proposal with any reasonable certainty whether "eliminating the use of lead in paint and coatings" would require the Company to change certain suppliers, terminate supplier relationships, discontinue certain manufacturing relationships with OEMs and other third parties or alter its arrangements with suppliers or customers as to product specifications or, alternatively, just eliminate lead from the paint and coatings the Company manufactures and sells in its retail locations. For these reasons, the Staff should permit the Company to exclude the Proposal as inherently vague and indefinite.

**iv. A substantial portion of the Proposal's supporting statement is irrelevant to the subject matter of the Proposal.**

The Company believes that a significant portion of the supporting statement is comprised of assertions that are irrelevant to the topic of the Proposal. As noted above, certain statistics contained in the Proposal relate to lead exposure regardless of source. The purported focus of the Proposal is, however, specifically lead exposure from paint and coatings. Again, the Proponent makes no attempt to quantify the impact of lead exposure from paint and coatings as compared to other sources. As a result, a reasonable shareholder who reads the Proposal could give the statistics presented undue importance in deciding whether to vote for or against the Proposal. For instance, a reasonable shareholder could vote for the Proposal under the false assumption that removing lead from the Company's paint and coatings would significantly curtail global lead consumption, which is untrue.

The Proponent should not be allowed to misuse the shareholder proposal process by raising misleading and irrelevant matters regarding the Company, thus providing a public forum to raise supposed social grievances that bear no reasonable relation to the subject matter of the Proposal. Moreover, the inclusion of these statements puts the Company in the unfortunate position of either responding to these matters in the Proxy Materials, adding further disclosure that is irrelevant and distracting to shareholders, or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised in the Proposal. Exclusion of the Proposal or, at least the irrelevant portions of the Proposal discussed in this Section, would further investor protection by focusing the disclosure on the most important matters presented in the Proxy Materials rather than burdening investors with lengthy and distracting disclosures.

## IV. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal or, in the alternative, the identified portions of the Proposal from the 2015 Proxy Materials.

*(Remainder of page intentionally left blank.)*

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Catherine M. Kilbane, Senior Vice President, General Counsel and Secretary, The Sherwin-Williams Company, at Cathy.Kilbane@sherwin.com, on behalf of Sherwin-Williams, and to the Proponent and each co-filer at the email addresses identified below.

Very truly yours,



Michael J. Solecki

Attachment

cc: Catherine M. Kilbane / The Sherwin-Williams Company
Stephen J. Perisutti / The Sherwin-Williams Company
Catherine Rowan / rowan@bestweb.net (Proponent)
Chris C. Meyer / chris.meyer@everence.com (Co-filer)
Jeffery W. Perkins / jperkins@friendsfiduciary.org (Co-filer)

**EXHIBIT A**


CATHOLIC HEALTH EAST


TRINITY HEALTH

20555 VICTOR PARKWAY | LIVONIA, MI 48152 | p 734-343-1000 hewhealthministry.org

Catherine Rowan
Director, Socially Responsible Investments
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
<rowan@bestweb.net>

October 16, 2014

Catherine M. Kilbane, Senior Vice-President, General Counsel & Secretary
The Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane,

CHE Trinity Health, with an investment position of over $2000 worth of shares of common stock in The Sherwin-Williams Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in The Sherwin-Williams Company is enclosed. CHE Trinity Health has held stock in The Sherwin-Williams Company continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are very concerned about the health impacts surrounding the use of lead compounds in paints, as well as the potential legal and regulatory risks Sherwin-Williams may face. In October 2013, I co-signed a letter with Mr. Chris Meyer of Everence Financial, to Sherwin-Williams inquiring about the Company's polices on the use of lead compounds. We did not receive a response to the letter, nor to a follow-up letter I sent in September 2014.

Acting on behalf of CHE Trinity Health, I am authorized to notify you of CHE Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

There may be other Sherwin Williams shareholders filing this same proposal with the Company. I will serve as the primary contact for this proposal, and look forward to discussing this proposal with the Company at your earliest convenience.

Sincerely,



Catherine Rowan
Director, Socially Responsible Investments
CHE Trinity Health

enc.

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.



Northern Trust

October 16, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 16, 2014 Northern Trust as custodian held for the beneficial interest of CHE Trinity Health 2,376 shares of Sherwin-Williams Co.

As of October 16, 2014 CHE Trinity Health has held at least $2,000 worth of Sherwin-Williams Co continuously for over one year. CHE Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer



**Everence Financial**
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

October 20, 2014

Catherine M. Kilbane, Senior Vice-President, General Counsel & Secretary
The Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane,

On behalf of the Praxis Growth Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on lead compounds in paint, for inclusion in Sherwin-Williams' proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is CHE Trinity Health.

The Praxis Growth Index Fund is the beneficial owner of at least $2,000 worth of SHW stock. We have held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership is enclosed.

Everence is the stewardship agency of Mennonite Church USA with $2.5 billion of socially invested assets under management.

If you would like to discuss this proposal, please contact the primary filer, Catherine Rowan, of CHE Trinity Health. She can be reached at 718-822-0820 or rowan@bestweb.net. If you need to contact me, I can be reached at 574-533-9515 ext. 3291 or chris.meyer@everence.com.

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

10-20-14

J.P.Morgan

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **Sherwin-Williams Co. (Asset ID: 824348106)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of $2,000 worth of company shares continuously for one year or more.

**Praxis Growth Index Fund/Account** MB Memorandum M **1,830 shares**

Sincerely,



Ethan Stern
Relationship Manager, J.P. Morgan Investor Services

# FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

October 31, 2014

**VIA FED EX DELIVERY**

Ms. Catherine M. Kilbane
Senior Vice-President, General Counsel & Secretary
Sherwin-Williams Company
101 West Prospect Ave., 12th Floor
Midland Building
Cleveland, OH 44115-1075

Dear Ms. Kilbane:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2015 proxy statement of Sherwin-Williams Company and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, Catholic Health East/Trinity Health (CHE Trinity East) at the 2015 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 320 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $300 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we are concerned about the health impacts of lead compounds in paint and that their continued use could expose the company to potential legal, regulatory and reputational risk.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal is Catherine Rowan, CHE Trinity East (rowan@bestweb.net). The lead filer is authorized to withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 1,100 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,



Jeffery W. Perkins
Executive Director

Enclosures

cc: Catherine Rowan

**Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead**

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead in paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, the Superior Court of California has held Sherwin Williams and other defendants responsible for the abatement of the public nuisance caused by the historical use of lead in paint and pigments in homes built before 1978;

Whereas, in 2014 the Circuit Court in the State of Wisconsin has ruled that cases against Sherwin Williams and other defendants who manufactured and sold white lead carbonate can go forward under the risk contribution doctrine;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices Sherwin Williams can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by Sherwin Williams, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.



All of **us** serving you

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

October 31, 2014

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Sherwin-Williams Company** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9340

usbank.com